THE SOURLIS LAW FIRM
Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	214 Broad Street
Philip Magri, Esq.+	Red Bank, New Jersey 07701
Joseph M. Patricola, Esq.*+ #	(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

______________________________________________________________________________

VIA EDGAR CORRESPONDENCE

March 12, 2010

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 3628

100 F Street N.E.

Washington, D.C. 20005

Attn:

Peggy Kim, Esq., Special Counsel

Office of Mergers & Acquisitions

RE:

Left Behind Games Inc.

Schedule 14F-1

Filed February 22, 2010

File No. 005-85337

Dear Ms. Kim:

We are writing in connection with the above-captioned matter regarding Left Behind Games, Inc.’s (the “Company”) Information Statement on Schedule 14F-1, filed with the Commission on February 22, 2010.

Below please find our responses to the Staff’s comment letter, dated February 26, 2010 (the “Comment Letter”), regarding the above-captioned matter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Kindly be advised that the Company has filed Amendment No. 1 to the Information Statement on Schedule 14f-1 with the Commission today via the EDGAR system. A hard copy of this response letter and Amendment No. 1 can be sent to you via overnight mail upon your request.

Also, per the Comment Letter, following the Company’s attached responses is the required statement by the Company.

Please do not hesitate to contact me at (732) 530-9007 if you have any questions regarding this matter.

Very truly yours,

/s/ Virginia K. Sourlis

Virginia K. Sourlis, Esq.

General

1.

Please revise your information statement to explain why shareholder approval is not required for the various issuances of common stock in connection with the merger agreement with Digital Praise. Please advise us of the exemption from registration that you are relying on for these issuances.

RESPONSE:

Per SEC Comment #1, we have added the following language to the Schedule 14F-1:

The Company will issue the aforementioned shares of the Company’s Common Stock upon reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended, afforded the Company under Section 4(2) and Rule 506 of Regulation D promulgated thereunder due to the fact that the stock issuances will not involve a public offering of securities.  There are only seven Digital Praise Shareholders, three of whom will be directors and officers of the Company upon the consummation of the Merger and all but one of whom is not an “accredited investor.”  All of the DP Shareholders will have received a Disclosure Statement satisfying the information requirements of Rule 502(c) of Regulation D with respect to the offer and sale of the Company’s Common Stock by the Company in the Merger.

2.

Please revise to file a Form 8-K in connection with the merger with Digital Praise, including all exhibits such as the merger agreement.

RESPONSE:

Per SEC Comment #2, please be advised that the Company filed a Form 8-K with the Commission on Friday, February 26, 2010, in connection with the merger with Digital Praise, Inc., including all exhibits.

3.

Please revise the beneficial ownership tables to comply with Rule 13d-3. Rule 13d-3(d)(1)(i) states that a security holder is deemed to own any underlying securities he or she has the right to acquire within sixty days, including the right to acquire through conversion. In this regard, we note that the Series B and Series D Preferred Stock are immediately convertible into common stock.

RESPONSE:

Per SEC Comment #3, we have revised the beneficial ownership table accordingly.

4.

We are unable to locate an initial Schedule l3D filed by Messrs. Lyndon, Pappasavvas, or Quigley. Please file a Schedule 13D immediately for each of these principal stockholders and provide written confirmation of each person's understanding that the filing of such a schedule at this late date does not and cannot cure past delinquencies, and the filing does not foreclose the Commission from taking any action in the future.

RESPONSE:

Please be advised that we filed Mr. Lyndon’s Schedule 13D and Schedule 13D/A Amendment No. 1 on March 10, 2010. We are in the process of getting Mr. Demos Papasavvas and Mr. Peter Quigley EDGAR Codes and once we receive the codes, we will promptly file their respective Schedule 13D’s.

CERTIFICATE

I, Troy A. Lyndon, the Chief Executive Officer and Chief Financial Officer of Left Behind Games, Inc., a Washington corporation (the “Company”), hereby acknowledges that:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Amendment No. 1 to its Information Statement on Schedule 14f-1;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 12th day of March 2010.

By: /s/ Troy A. Lyndon

Troy A. Lyndon

Title: Chairman, Chief Executive Officer and

Chief Financial Officer of Left Behind Games, Inc.

(Principal Executive Officer, and

Principal Financial and Accounting Officer)

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